Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the First Quarter of 2022 and Declaration of a Quarterly Dividend
MONACO--(GLOBE NEWSWIRE - April 28, 2022) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers" or the "Company") today reported its results for the three months ended March 31, 2022. The Company also announced that its Board of Directors has declared a quarterly cash dividend of $0.10 per share on the Company’s common stock.
Results for the three months ended March 31, 2022 and 2021
For the three months ended March 31, 2022, the Company had a net loss of $84.4 million, or $1.52 basic and diluted loss per share.
For the three months ended March 31, 2022, the Company had an adjusted net loss (see Non-IFRS Measures section below) of $14.9 million, or $0.27 basic and diluted loss per share, which excludes from the net loss (i) a $67.7 million, or $1.22 per basic and diluted share, aggregate write-down of vessels held for sale and loss on the sale of vessels, and (ii) $1.9 million, or $0.03 per basic and diluted share, write-off or acceleration of the amortization of deferred financing fees on the debt or lease financing obligations relating to these vessel sales and related debt extinguishment costs.
For the three months ended March 31, 2021, the Company had a net loss of $62.4 million, or $1.15 basic and diluted loss per share.
For the three months ended March 31, 2021, the Company had an adjusted net loss (see Non-IFRS Measures section below) of $57.3 million, or $1.05 basic and diluted loss per share, which excludes from the net loss $3.9 million, or $0.07 per basic and diluted share, of losses recorded on the transaction to exchange $62.1 million in aggregate principal amount of its existing Convertible Notes due 2022 for $62.1 million in aggregate principal amount of new Convertible Notes due 2025, and $1.3 million, or $0.02 per basic and diluted share, of write-offs of deferred financing fees related to the refinancing of certain credit facilities.
Declaration of Dividend
On April 27, 2022, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per common share, payable on or about June 15, 2022 to all shareholders of record as of May 20, 2022 (the record date). As of April 27, 2022, there were 59,401,013 common shares of the Company outstanding.
Summary of First Quarter 2022 and Other Recent Significant Events
•During the first quarter of 2022, the Company entered into agreements to sell 17 vessels, consisting of two LR2s, 12 LR1s, and three MRs. Seven of these sales closed within the first quarter of 2022 (six LR1s and one MR), raising $91.6 million in aggregate new liquidity after the repayment of debt and selling costs, three of these sales have closed within April 2022 (two LR1s and one MR), raising $39.8 million in aggregate new liquidity after the repayment of debt and selling costs, and the remaining seven vessels are expected to close before the end of the third quarter 2022. These remaining vessels are expected to raise $112.7 million in aggregate new liquidity after the repayment of debt and estimated selling costs.
•In April 2022, the Company entered into an agreement to sell an LR2 tanker, STI Nautilus, for $42.7 million. This sale is expected to raise approximately $22.0 million in aggregate new liquidity after the repayment of debt and estimated selling costs, and it is expected to close before the end of the third quarter of 2022.
•Below is a summary of the average daily Time Charter Equivalent ("TCE") revenue (see Non-IFRS Measures section below) and duration of contracted voyages and time charters for the Company's vessels (both in the pools and directly in the spot market) thus far in the second quarter of 2022 as of the date hereof (See footnotes to "Other operating data" table below for the definition of daily TCE revenue):

	Total
Vessel class	Average daily TCE revenue	% of Days
LR2	$24,300	44%
MR	$30,000	42%
Handymax	$30,000	33%

•Below is a summary of the average daily TCE revenue earned by the Company's vessels (both in the pools and directly in the spot market) during the first quarter of 2022:

Vessel class	Average daily TCE revenue
LR2	$14,475
LR1	$12,320
MR	$16,305
Handymax	$15,949
•The Company has $38.3 million of additional liquidity available from previously announced financings or refinancings that have been committed. These drawdowns are expected to occur at varying points in the future as certain of these financings are tied to scrubber installations on the Company’s vessels.

Sales of Vessels
During the first quarter of 2022, the Company entered into agreements to sell 17 vessels, consisting of two LR2s, 12 LR1s, and three MRs. The sales prices of the two LR2s (STI Savile Row and STI Carnaby) are $43.0 million per vessel, the 12 LR1s (STI Excelsior, STI Executive, STI Excellence, STI Pride, STI Providence, STI Prestige, STI Experience, STI Express, STI Exceed, STI Excel, STI Expedite, and STI Precision) are $413.8 million in aggregate, and each of the three MRs (STI Fontvieille, STI Benicia, and STI Majestic) are $23.5 million, $26.5 million, and $34.9 million, respectively.
Seven of these sales closed within the first quarter of 2022 (six LR1s and one MR), raising $91.6 million in aggregate new liquidity after the repayment of debt and selling costs, three of these sales have closed within April 2022 (two LR1s and one MR), raising $39.8 million in aggregate new liquidity after the repayment of debt and selling costs, and the remaining seven vessels are expected to close before the end of the third quarter 2022. These remaining vessels are expected to raise approximately $112.7 million in aggregate new liquidity after the repayment of debt and selling costs.
During the first quarter, the Company recorded an aggregate loss on the sale of vessels or write-down of vessels held for sale of $67.7 million for the 17 vessels that were agreed to be sold. Additionally, the Company wrote-off, or accelerated the amortization of deferred financing fees of $1.9 million with respect to the debt or lease financings relating to these vessels during the first quarter of 2022.
Additionally, in April 2022, the Company entered into an agreement to sell an LR2 tanker, STI Nautilus, for $42.7 million. This sale is expected to raise approximately $22.0 million in aggregate new liquidity, after the repayment of debt and estimated selling costs. This sale is expected to result in a gain of approximately $2.5 million in the second quarter of 2022, and it is expected to close before the end of the third quarter of 2022.
Diluted Weighted Number of Shares
The computation of earnings or loss per share is determined by taking into consideration the potentially dilutive shares arising from (i) the Company’s equity incentive plan, and (ii) the Company’s Convertible Notes due 2022 and Convertible Notes due 2025. These potentially dilutive shares are excluded from the computation of earnings or loss per share to the extent they are anti-dilutive.
The impact of the Convertible Notes due 2022 and Convertible Notes due 2025 on earnings or loss per share is computed using the if-converted method. Under this method, the Company first includes the potentially dilutive impact of restricted shares issued under the Company’s equity incentive plan, and then assumes that its Convertible Notes due 2022 and Convertible Notes due 2025, which were issued in March and June 2021 were converted into common shares at the beginning of each period. The if-converted method also assumes that the interest and non-cash amortization expense associated with these notes of $6.4 million during the three months ended March 31, 2022 were not incurred. Conversion is not assumed if the results of this calculation are anti-dilutive.
For the three months ended March 31, 2022, the Company’s basic weighted average number of shares outstanding were 55,409,131. There were 57,130,119 weighted average shares outstanding including the potentially dilutive impact of restricted shares issued under the Company's equity incentive plan for the three months ended March 31, 2022. There were 64,467,902 weighted average shares outstanding for the three months ended March 31, 2022 under the if-converted method. Since the Company was in a net loss position in both periods, the potentially dilutive shares arising from both restricted shares issued under the Company's equity incentive plan and under the if-converted method were anti-dilutive for purposes of calculating the loss per share. Accordingly, basic weighted average shares outstanding were used to calculate both basic and diluted loss per share for this period.
Conference Call
The Company has scheduled a conference call on April 28, 2022 at 11:00 AM Eastern Daylight Time and 5:00 PM Central European Summer Time. The dial-in information is as follows:
US Dial-In Number: 1 (855) 861-2416
International Dial-In Number: 1 (703) 736-7422
Conference ID: 3295797
Participants should dial into the call 10 minutes before the scheduled time. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://edge.media-server.com/mmc/p/u6omf566

Current Liquidity
As of April 27, 2022, the Company had $280.5 million in unrestricted cash and cash equivalents. In the next few days, the Company is expected to receive $33.8 million from the sale of one LR1 tanker (after estimated selling costs). The debt for this vessel was repaid prior to April 27, 2022. Our pro-forma cash balance, including the net proceeds from the sale of this vessel, was $314.3 million as of April 27, 2022.
Drydock, Scrubber and Ballast Water Treatment Update
Set forth below is a table summarizing the drydock, scrubber, and ballast water treatment system activity that occurred during the first quarter of 2022 and that is in progress as of April 1, 2022.

	Number of Vessels	Drydock	Ballast Water Treatment Systems	Scrubbers	Aggregate Costs (in millions of U.S. Dollars) (1)	Aggregate Off-hire Days in Q1 2022
Completed in the first quarter of 2022
LR2	3	3	—	—	$4.4	93
LR1	2	—	—	2	7.3	65
MR	—	—	—	—	—	—
Handymax	—	—	—	—	—	—
	5	3	—	2	$11.7	158

In progress as of April 1, 2022
LR2	1	—	—	1	$2.5	11
LR1	3	—	—	3	11.0	104
MR	2	2	—	—	2.0	24
Handymax	—	—	—	—	—	—
	6	2	—	4	$15.5	139

(1)    Aggregate costs for vessels completed in the quarter represent the total costs incurred, some of which may have been incurred in prior periods.
Set forth below are the estimated expected payments to be made for the Company's drydocks, ballast water treatment system installations, and scrubber installations through 2023 (which also include actual payments made during the second quarter of 2022 and through April 27, 2022):

In millions of U.S. dollars	As of March 31, 2022 (1) (2)

Q2 2022 - payments made through April 27, 2022	$3.4
Q2 2022 - remaining payments	14.1
Q3 2022	10.5
Q4 2022	7.5
FY 2023	16.8
(1)    Includes estimated cash payments for drydocks, ballast water treatment system installations and scrubber installations.  These amounts include installment payments that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual installation. In addition to these installment payments, these amounts also include estimates of the installation costs of such systems.  The timing of the payments set forth are estimates only and may vary as the timing of the related drydocks and installations finalize.

(2)    Based upon the commitments received to date, which include the remaining availability under certain financing transactions that have been previously announced, the Company expects to raise approximately $11.3 million of aggregate additional liquidity to finance the purchase and installations of scrubbers once all of the agreements are closed and drawn.  These drawdowns are expected to occur at varying points in the future as these financings are tied to scrubber installations on the Company’s vessels.
Set forth below are the estimated expected number of vessels and estimated expected off-hire days for the Company's drydocks, ballast water treatment system installations, and scrubber installations (1):

	Q2 2022
	Vessels Scheduled for (2):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (3)
LR2	2	—	—	70
LR1	—	—	—	81
MR	—	—	1	46
Handymax	—	—	—	—

Total Q2 2022	2	—	1	197

	Q3 2022
	Vessels Scheduled for (2):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (3)
LR2	—	—	—	—
LR1	—	—	—	—
MR	6	4	1	140
Handymax	—	—	—	—

Total Q3 2022	6	4	1	140

	Q4 2022
	Vessels Scheduled for (2):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (3)
LR2	—	—	—	—
LR1	—	—	—	—
MR	3	1	2	100
Handymax	—	—	—	—

Total Q4 2022	3	1	2	100

	FY 2023
	Vessels Scheduled for (2):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (3)
LR2	—	—	—	—
LR1	—	—	—	—
MR	6	—	6	240
Handymax	—	—	—	—

Total FY 2023	6	—	6	240
(1)    The number of vessels in these tables may reflect a certain amount of overlap where certain vessels are expected to be drydocked and have ballast water treatment systems and/or scrubbers installed simultaneously.  Additionally, the timing set forth in these tables may vary as drydock, ballast water treatment system installation and scrubber installation times are finalized.

(2)    Represents the number of vessels scheduled to commence drydock, ballast water treatment system, and/or scrubber installations during the period. It does not include vessels that commenced work in prior periods but will be completed in the subsequent period.
(3)    Represents total estimated off-hire days during the period, including vessels that commenced work in a previous period.

Debt
Set forth below is a summary of the principal balances of the Company’s outstanding indebtedness as of the dates presented.

	In thousands of U.S. Dollars	Outstanding Principal as of December 31, 2021	Outstanding Principal as of March 31, 2022	Outstanding Principal as of April 27, 2022
1	Credit Agricole Credit Facility (1)	$73,591	$53,578	$17,535
2	Citibank / K-Sure Credit Facility (2)	78,401	37,881	18,736
3	Hamburg Commercial Credit Facility	37,024	36,201	36,201
4	Prudential Credit Facility	44,832	43,445	42,983
5	2019 DNB / GIEK Credit Facility	45,450	43,672	43,672
6	BNPP Sinosure Credit Facility	86,314	89,761	84,402
7	2020 $225 Million Credit Facility (3)	145,636	103,818	103,818
8	2021 $21.0 Million Credit Facility	19,245	18,660	18,660
9	2021 $43.6 Million Credit Facility (4)	43,550	21,222	21,222
10	Ocean Yield Lease Financing	127,263	124,460	123,525
11	BCFL Lease Financing (LR2s)	79,321	76,560	75,630
12	CSSC Lease Financing	135,843	132,202	130,988
13	BCFL Lease Financing (MRs)	68,888	65,115	63,793
14	2018 CMBFL Lease Financing	111,986	108,734	108,734
15	$116.0 Million Lease Financing	95,789	93,246	92,345
16	AVIC Lease Financing (5)	106,405	86,316	86,316
17	China Huarong Lease Financing	103,416	99,208	99,208
18	$157.5 Million Lease Financing	109,657	106,121	106,121
19	COSCO Lease Financing	61,050	59,125	59,125
20	2020 CMBFL Lease Financing	41,332	40,521	40,521
21	2020 TSFL Lease Financing	43,928	43,098	43,098
22	2020 SPDBFL Lease Financing	90,006	88,382	88,382
23	2021 AVIC Lease Financing	91,886	90,073	90,073
24	2021 CMBFL Lease Financing	74,565	72,935	72,530
25	2021 TSFL Lease Financing	54,377	53,282	53,282
26	2021 CSSC Lease Financing	53,893	52,577	52,139
27	2021 $146.3 Million Lease Financing	146,250	143,583	140,288
28	2021 Ocean Yield Lease Financing	69,783	68,341	67,860
29	IFRS 16 - Leases - 3 MR	29,268	27,314	26,630
30	$670.0 Million Lease Financing (6)	546,730	535,061	505,743
31	Unsecured Senior Notes Due 2025	70,209	70,571	70,571
32	Convertible Notes Due 2022	69,695	69,695	69,695
33	Convertible Notes Due 2025 (7)	208,133	210,897	211,702
	Gross debt outstanding	3,163,716	2,965,655	2,865,528
	Cash and cash equivalents	230,415	242,684	280,527
	Net debt	$2,933,301	$2,722,971	$2,585,001

(1)    In March 2022, the Company closed on the sale of STI Excelsior and repaid $18.4 million on the Credit Agricole Credit Facility as a result of this sale. In April 2022, the Company repaid $36.0 million on the Credit Agricole Credit Facility related to STI Exceed and STI Expedite. The sales of both vessels have closed as of April 27, 2022.
(2)    In March 2022, the Company closed on the sales of STI Executive and STI Excellence and repaid $39.5 million on the Citibank / K-Sure Credit Facility as a result of these sales. In April 2022, the Company repaid $19.1 million on the Citibank / K-Sure Credit Facility related to STI Express, the sale of which is expected to close in the next few days.
(3)    In March 2022, the Company closed on the sales of STI Pride and STI Providence and repaid $38.7 million on the 2020 $225.0 Million Credit Facility as a result of these sales.
(4)    In March 2022, the Company closed on the sale of STI Prestige and repaid $21.2 million on the 2021 $43.6 Million Credit Facility as a result of this sale.
(5)    In February 2022, the Company exercised the option to repurchase STI Fontvieille and repaid $17.2 million on the AVIC Lease Financing in advance of the sale of the vessel, which closed shortly thereafter.
(6)    In April 2022, the Company exercised the option to repurchase STI Majestic and repaid $25.6 million on the $670.0 Million Lease Financing in advance of the sale of the vessel. The sale of this vessel has closed as of April 27, 2022.
(7)    The outstanding principal balance reflects the par value of the Convertible Notes Due 2025 of $200.0 million plus the accreted principal balance as of each date presented. The Convertible Notes Due 2025 are scheduled to accrete at an annualized rate of approximately 5.52% per annum, with the total balance due at maturity equal to 125.3% of par. The Convertible Notes Due 2025 also bear interest at a cash coupon rate of 3.0% per annum, which is calculated based upon the par value of the instrument.

Set forth below are the estimated expected future principal repayments on the Company's outstanding indebtedness as of March 31, 2022, which includes principal amounts due under the Company's secured credit facilities, Convertible Notes due 2022, Convertible Notes due 2025, lease financing arrangements, Senior Notes due 2025, and lease liabilities under IFRS 16 (which also include actual scheduled payments made during the second quarter of 2022 through April 27, 2022):

	As of March 31, 2022 (1)
In millions of U.S. dollars	Total	Less: scheduled repayments on vessels to be sold (2)	Pro forma total - excluding scheduled repayments vessels to be sold	Maturities of unsecured debt	Vessel financings - 2022 and 2023 maturities, excluding vessels to be sold	Vessel financings - scheduled repayments, in addition to maturities in 2024 and thereafter, excluding vessels to be sold
Q2 2022 - principal payments made through April 27, 2022	$100.9	$80.8	$20.1	$—	$—	$20.1
Q2 2022 (3)	233.0	113.9	119.1	69.7	—	49.4
Q3 2022	84.3	20.0	64.3	—	—	64.3
Q4 2022 (4)	86.7	—	86.7	—	17.5	69.2
Q1 2023	63.8	—	63.8	—	—	63.8
Q2 2023	69.6	—	69.6	—	—	69.6
Q3 2023	63.8	—	63.8	—	—	63.8
Q4 2023	68.7	—	68.7	—	—	68.7
2024 and thereafter	2,194.9	—	2,194.9	281.5	—	1,913.4
	$2,965.7	$214.7	$2,751.0	$351.2	$17.5	$2,382.3
(1)    Amounts represent the principal payments due on the Company’s outstanding indebtedness as of March 31, 2022 and do not incorporate the impact of any of the Company’s new financing initiatives which have not closed as of that date.
(2)    The repayments of debt set forth in this column represent the previously scheduled repayments due on vessels that have recently been agreed to be sold whose sales had not yet closed as of March 31, 2022. These credit facilities and lease financing arrangements are expected to be repaid in full prior to the closing of each vessel sale, which have occurred, or are expected to occur during the second and third quarters of 2022. The repayments include two LR1s under the Citibank / K-Sure Credit Facility, three LR1s under the Credit Agricole Credit Facility, one LR1 under the 2021 $43.6 Million Credit Facility, one MR under the $157.5 Million Lease Financing, one MR under the $670.0 Million Lease Financing and three LR2s under the 2020 $225.0 Million Credit Facility.
(3)    Repayments include the scheduled maturity of the outstanding face value of the Convertible Notes due 2022 of $69.7 million.
(4)    Repayments include the scheduled maturity of the outstanding debt related to one vessel under the 2021 $21.0 Million Credit Facility for $17.5 million.

Explanation of Variances on the First Quarter of 2022 Financial Results Compared to the First Quarter of 2021
For the three months ended March 31, 2022, the Company recorded a net loss of $84.4 million compared to a net loss of $62.4 million for the three months ended March 31, 2021. The following were the significant changes between the two periods:
•TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot voyages, time charters, and pool charters), and it provides useful information to investors and management. The following table sets forth TCE revenue for the three months ended March 31, 2022 and 2021:

	For the three months ended March 31,
In thousands of U.S. dollars	2022	2021
Vessel revenue	$174,047	$134,165
Voyage expenses	(2,023)	(1,385)
TCE revenue	$172,024	$132,780

•TCE revenue for the three months ended March 31, 2022 increased by $39.2 million to $172.0 million, from $132.8 million for the three months ended March 31, 2021. Overall average TCE revenue per day increased to $15,415 per day during the three months ended March 31, 2022, from $11,166 per day during the three months ended March 31, 2021.
◦TCE revenue for the three months ended March 31, 2022 reflected an improving spot market for product tankers, particularly at the end of quarter, which was triggered by myriad factors including (i) the easing of COVID-19 restrictions around the globe which triggered increased personal mobility and the demand for refined petroleum products; (ii) strengthening refining margins which, combined with low global refined petroleum product inventories, increased demand for the seaborne transportation of refined petroleum products, and; (iii) the volatility brought on by the conflict in Ukraine, which has disrupted supply chains for crude oil and refined petroleum products, changing volumes and trade routes, and thus increased ton-mile demand for refined petroleum products.
◦TCE revenue for the three months ended March 31, 2021 reflected the adverse market conditions brought on by the COVID-19 pandemic. Demand for crude and refined petroleum products remained low during this period as inventories that built up during 2020 continued to be drawn, and most countries throughout the world continued to implement restrictive policies in an effort to control the spread of the virus.
•Vessel operating costs for the three months ended March 31, 2022 increased by $1.5 million to $84.8 million, from $83.3 million for the three months ended March 31, 2021. Vessel operating costs per day increased to $7,290 per day for the three months ended March 31, 2022 from $6,891 per day for the three months ended March 31, 2021. Vessel operating costs per day increased across most vessel classes, driven by increased repairs and maintenance, and spares and stores expenses.
•Depreciation expense – owned or sale leaseback vessels for the three months ended March 31, 2022 decreased by $4.7 million to $44.1 million, from $48.8 million for the three months ended March 31, 2021. This decrease is attributable to 17 of the Company's vessels being designated as held for sale during the three months ended March 31, 2022. These vessels were written down to their net realizable value upon being designated as held for sale, and depreciation expense ceased being recorded upon that designation. Therefore, depreciation expense for these vessels only reflected a partial period during the three months ended March 31, 2022, and the Company expects depreciation expense to decrease slightly in subsequent quarters to reflect the full impact of these vessel sales.
•Depreciation expense - right of use assets for the three months ended March 31, 2022 decreased by $2.1 million to $9.7 million from $11.8 million for the three months ended March 31, 2021. Depreciation expense - right of use assets reflects the straight-line depreciation expense recorded under IFRS 16 - Leases. Right of use asset depreciation expense was impacted by the expiration of the bareboat charter-in agreements on four Handymax vessels at the end of the first quarter of 2021. The Company had four LR2s and 18 MRs that were accounted for under IFRS 16 - Leases during the three months ended March 31, 2022.
•General and administrative expenses for the three months ended March 31, 2022, decreased by $1.1 million to $12.5 million, from $13.6 million for the three months ended March 31, 2021. This decrease was primarily due to a reduction in restricted stock amortization.
•Financial expenses for the three months ended March 31, 2022 increased by $3.9 million to $38.0 million, from $34.1 million for the three months ended March 31, 2021. This increase was primarily attributable to the increase in the accretion of convertible notes, which increased to $4.1 million from $1.9 million for the three months ended March 31, 2022 and 2021, respectively. This increase was due to the issuance of the Convertible Notes due 2025 in March and June 2021.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income or Loss
(unaudited)

	For the three months ended March 31,
In thousands of U.S. dollars except per share and share data	2022	2021
Revenue
Vessel revenue	$174,047	$134,165

Operating expenses
Vessel operating costs	(84,832)	(83,302)
Voyage expenses	(2,023)	(1,385)
Depreciation - owned or sale leaseback vessels	(44,108)	(48,784)
Depreciation - right of use assets	(9,720)	(11,841)
General and administrative expenses	(12,454)	(13,560)
Loss on sale of vessels	(67,738)	—
Total operating expenses	(220,875)	(158,872)
Operating loss	(46,828)	(24,707)
Other (expense) and income, net
Financial expenses	(38,001)	(34,067)
Loss on Convertible Notes exchange	—	(3,856)
Financial income	188	225
Other income and (expense), net	193	11
Total other expense, net	(37,620)	(37,687)
Net loss	$(84,448)	$(62,394)

Loss per share

Basic	$(1.52)	$(1.15)
Diluted	$(1.52)	$(1.15)
Basic weighted average shares outstanding	55,409,131	54,318,792
Diluted weighted average shares outstanding (1)	55,409,131	54,318,792

(1)     The computation of diluted loss per share for the three months ended March 31, 2022 and 2021 excludes the effect of potentially dilutive unvested shares of restricted stock and the Convertible Notes due 2022 and Convertible Notes due 2025 because their effect would have been anti-dilutive.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	March 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	$242,684	$230,415
Accounts receivable	70,274	38,069
Prepaid expenses and other current assets	11,110	7,954
Inventories	15,373	8,781
Restricted cash	2,006	4,008
Assets held for sale	342,760	—
Total current assets	684,207	289,227
Non-current assets
Vessels and drydock	3,217,112	3,842,071
Right of use assets for vessels	718,933	764,025
Other assets	93,190	108,963
Goodwill	8,900	8,900
Restricted cash	783	783
Total non-current assets	4,038,918	4,724,742
Total assets	$4,723,125	$5,013,969
Current liabilities
Current portion of long-term debt	$274,636	$235,278
Lease liability - sale and leaseback vessels	189,293	178,062
Lease liability - IFRS 16	78,067	54,515
Accounts payable	16,689	35,080
Accrued expenses	31,079	24,906
Total current liabilities	589,764	527,841
Non-current liabilities
Long-term debt	508,507	666,409
Lease liability - sale and leaseback vessels	1,390,073	1,461,929
Lease liability - IFRS 16	483,644	520,862
Total non-current liabilities	2,382,224	2,649,200
Total liabilities	2,971,988	3,177,041
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	659	659
Additional paid-in capital	2,854,455	2,855,798
Treasury shares	(480,172)	(480,172)
Accumulated deficit	(623,805)	(539,357)
Total shareholders' equity	1,751,137	1,836,928
Total liabilities and shareholders' equity	$4,723,125	$5,013,969

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the three months ended March 31,
In thousands of U.S. dollars	2022	2021
Operating activities
Net loss	$(84,448)	$(62,394)
Depreciation - owned or finance leased vessels	44,108	48,784
Depreciation - right of use assets	9,720	11,841
Amortization of restricted stock	4,494	6,192
Amortization of deferred financing fees	1,806	1,825
Write-off of deferred financing fees and unamortized discounts on sale and leaseback facilities	1,586	1,275
Accretion of convertible notes	4,128	1,922
Loss on sales of vessels	67,738	—
Accretion of fair value measurement on debt assumed in business combinations	889	847
Loss on Convertible Notes transactions	—	3,856
Share of income from dual fuel tanker joint venture	(174)	—
	49,847	14,148
Changes in assets and liabilities:
(Increase) / decrease in inventories	(2,589)	1,157
Increase in accounts receivable	(27,137)	(12,069)
Increase in prepaid expenses and other current assets	(3,156)	(600)
Increase in other assets	(27)	(147)
(Decrease) / increase in accounts payable	(17,162)	2,428
Increase / (decrease) in accrued expenses	5,758	(6,745)
	(44,313)	(15,976)
Net cash inflow / (outflow) from operating activities	5,534	(1,828)
Investing activities
Net proceeds from sales of vessels	225,815	—
Distributions from dual fuel tanker joint venture	240	—
Drydock, scrubber, ballast water treatment system and other vessel related payments (owned, leased financed and bareboat-in vessels)	(14,279)	(16,601)
Net cash inflow / (outflow) from investing activities	211,776	(16,601)
Financing activities
Debt repayments	(191,163)	(224,757)
Issuance of debt	3,806	273,421
Debt issuance costs	(184)	(3,643)
Principal repayments on lease liability - IFRS 16	(13,666)	(14,856)
Issuance of convertible notes	—	76,100
Decrease in restricted cash	2,003	—
Dividends paid	(5,837)	(5,809)
Net cash (outflow) / inflow from financing activities	(205,041)	100,456
Increase in cash and cash equivalents	12,269	82,027
Cash and cash equivalents at January 1,	230,415	187,511
Cash and cash equivalents at March 31,	$242,684	$269,538

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three months ended March 31, 2022 and 2021
(unaudited)

	For the three months ended March 31,
	2022	2021
Adjusted EBITDA(1) (in thousands of U.S. dollars except Fleet Data)	$79,425	$42,121

Average Daily Results
TCE per revenue day(2)	$15,415	$11,166
Vessel operating costs per day (3)	$7,290	$6,891

LR2
TCE per revenue day (2)	$14,475	$11,947
Vessel operating costs per day (3)	$7,228	$6,675
Average number of vessels	42.0	42.0

LR1
TCE per revenue day (2)	$12,320	$11,228
Vessel operating costs per day (3)	$7,170	$6,646
Average number of vessels	10.7	12.0

MR
TCE per revenue day (2)	$16,305	$11,281
Vessel operating costs per day (3)	$7,364	$6,974
Average number of vessels	62.6	63.0

Handymax
TCE per revenue day (2)	$15,949	$8,844
Vessel operating costs per day (3)	$7,231	$7,280
Average number of vessels	14.0	17.3

Fleet data
Average number of vessels	129.3	134.3

Drydock
Drydock, scrubber, ballast water treatment system and other vessel related payments for owned, sale leaseback and bareboat chartered-in vessels (in thousands of U.S. dollars)	$14,279	$16,601

(1)	See Non-IFRS Measures section below.
(2)	Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned, sale leasebacked, or chartered-in less the number of days the vessel is off-hire for drydock and repairs.
(3)	Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to the owned, sale leasebacked or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to owned, sale leasebacked, or bareboat chartered-in vessels, not time chartered-in vessels.

Fleet list as of April 27, 2022

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned, sale leaseback and bareboat chartered-in vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	N/A
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	N/A
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	N/A
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	N/A
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	N/A
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	N/A
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	N/A
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax	N/A
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	N/A
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	N/A
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	N/A
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	N/A
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	N/A
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	N/A
15	STI Amber	2012	49,990	—	SMRP (2)	MR	Yes
16	STI Topaz	2012	49,990	—	SMRP (2)	MR	Yes
17	STI Ruby	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
18	STI Garnet	2012	49,990	—	SMRP (2)	MR	Yes
19	STI Onyx	2012	49,990	—	SMRP (2)	MR	Yes
20	STI Ville	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
21	STI Duchessa	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
22	STI Opera	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
23	STI Texas City	2014	49,990	—	SMRP (2)	MR	Yes
24	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
25	STI San Antonio	2014	49,990	—	SMRP (2)	MR	Yes
26	STI Venere	2014	49,990	—	SMRP (2)	MR	Yes
27	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
28	STI Aqua	2014	49,990	—	SMRP (2)	MR	Yes
29	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
30	STI Benicia	2014	49,990	—	SMRP (2)	MR	Yes (5)
31	STI Regina	2014	49,990	—	SMRP (2)	MR	Yes
32	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
33	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
34	STI Yorkville	2014	49,990	—	SMRP (2)	MR	Yes
35	STI Milwaukee	2014	49,990	—	SMRP (2)	MR	Yes
36	STI Battery	2014	49,990	—	SMRP (2)	MR	Yes
37	STI Soho	2014	49,990	—	SMRP (2)	MR	Yes
38	STI Memphis	2014	49,990	—	SMRP (2)	MR	Yes
39	STI Tribeca	2015	49,990	—	SMRP (2)	MR	Yes
40	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes
41	STI Bronx	2015	49,990	—	SMRP (2)	MR	Yes
42	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Yes
43	STI Manhattan	2015	49,990	—	SMRP (2)	MR	Yes
44	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes
45	STI Osceola	2015	49,990	—	SMRP (2)	MR	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
46	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Yes
47	STI Seneca	2015	49,990	—	SMRP (2)	MR	Yes
48	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Yes
49	STI Brooklyn	2015	49,990	—	SMRP (2)	MR	Yes
50	STI Black Hawk	2015	49,990	—	SMRP (2)	MR	Yes
51	STI Galata	2017	49,990	—	SMRP (2)	MR	Yes
52	STI Bosphorus	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
53	STI Leblon	2017	49,990	—	SMRP (2)	MR	Yes
54	STI La Boca	2017	49,990	—	SMRP (2)	MR	Yes
55	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
56	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
57	STI Esles II	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
58	STI Jardins	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
59	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
60	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
61	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
62	STI Magnetic	2019	50,000	—	SMRP (2)	MR	Yes
63	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
64	STI Magister	2019	50,000	—	SMRP (2)	MR	Yes
65	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
66	STI Marshall	2019	50,000	—	SMRP (2)	MR	Yes
67	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
68	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
69	STI Miracle	2020	50,000	—	SMRP (2)	MR	Yes
70	STI Maestro	2020	50,000	—	SMRP (2)	MR	Yes
71	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
72	STI Maximus	2020	50,000	—	SMRP (2)	MR	Yes
73	STI Excel	2015	74,000	—	SLR1P (3)	LR1	Yes (5)
74	STI Experience	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed (5)
75	STI Express	2016	74,000	—	SLR1P (3)	LR1	Yes (5)
76	STI Precision	2016	74,000	—	SLR1P (3)	LR1	Yes (5)
77	STI Elysees	2014	109,999	—	SLR2P (4)	LR2	Yes
78	STI Madison	2014	109,999	—	SLR2P (4)	LR2	Yes
79	STI Park	2014	109,999	—	SLR2P (4)	LR2	Yes
80	STI Orchard	2014	109,999	—	SLR2P (4)	LR2	Yes
81	STI Sloane	2014	109,999	—	SLR2P (4)	LR2	Yes
82	STI Broadway	2014	109,999	—	SLR2P (4)	LR2	Yes
83	STI Condotti	2014	109,999	—	SLR2P (4)	LR2	Yes
84	STI Rose	2015	109,999	—	SLR2P (4)	LR2	Yes
85	STI Veneto	2015	109,999	—	SLR2P (4)	LR2	Yes
86	STI Alexis	2015	109,999	—	SLR2P (4)	LR2	Yes
87	STI Winnie	2015	109,999	—	SLR2P (4)	LR2	Yes
88	STI Oxford	2015	109,999	—	SLR2P (4)	LR2	Yes
89	STI Lauren	2015	109,999	—	SLR2P (4)	LR2	Yes
90	STI Connaught	2015	109,999	—	SLR2P (4)	LR2	Yes
91	STI Spiga	2015	109,999	—	SLR2P (4)	LR2	Yes
92	STI Savile Row	2015	109,999	—	SLR2P (4)	LR2	Yes (5)
93	STI Kingsway	2015	109,999	—	SLR2P (4)	LR2	Yes
94	STI Carnaby	2015	109,999	—	SLR2P (4)	LR2	Yes (5)
95	STI Solidarity	2015	109,999	—	SLR2P (4)	LR2	Yes
96	STI Lombard	2015	109,999	—	SLR2P (4)	LR2	Yes
97	STI Grace	2016	109,999	—	SLR2P (4)	LR2	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
98	STI Jermyn	2016	109,999	—	SLR2P (4)	LR2	Yes
99	STI Sanctity	2016	109,999	—	SLR2P (4)	LR2	Yes
100	STI Solace	2016	109,999	—	SLR2P (4)	LR2	Yes
101	STI Stability	2016	109,999	—	SLR2P (4)	LR2	Yes
102	STI Steadfast	2016	109,999	—	SLR2P (4)	LR2	Yes
103	STI Supreme	2016	109,999	—	SLR2P (4)	LR2	Not Yet Installed
104	STI Symphony	2016	109,999	—	SLR2P (4)	LR2	Yes
105	STI Gallantry	2016	113,000	—	SLR2P (4)	LR2	Yes
106	STI Goal	2016	113,000	—	SLR2P (4)	LR2	Yes
107	STI Nautilus	2016	113,000	—	SLR2P (4)	LR2	Yes (5)
108	STI Guard	2016	113,000	—	SLR2P (4)	LR2	Yes
109	STI Guide	2016	113,000	—	SLR2P (4)	LR2	Yes
110	STI Selatar	2017	109,999	—	SLR2P (4)	LR2	Yes
111	STI Rambla	2017	109,999	—	SLR2P (4)	LR2	Yes
112	STI Gauntlet	2017	113,000	—	SLR2P (4)	LR2	Yes
113	STI Gladiator	2017	113,000	—	SLR2P (4)	LR2	Yes
114	STI Gratitude	2017	113,000	—	SLR2P (4)	LR2	Yes
115	STI Lobelia	2019	110,000	—	SLR2P (4)	LR2	Yes
116	STI Lotus	2019	110,000	—	SLR2P (4)	LR2	Yes
117	STI Lily	2019	110,000	—	SLR2P (4)	LR2	Yes
118	STI Lavender	2019	110,000	—	SLR2P (4)	LR2	Yes
119	STI Beryl	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
120	STI Le Rocher	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
121	STI Larvotto	2013	49,990	—	SMRP (2)	MR	Not Yet Installed

	Total owned, sale leaseback and bareboat chartered-in fleet DWT		9,223,160

(1)	This vessel operates in, or is expected to operate in, the Scorpio Handymax Tanker Pool, or SHTP. SHTP is a Scorpio Pool and is operated by Scorpio Commercial Management S.A.M. (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in, or is expected to operate in, the Scorpio MR Pool, or SMRP. SMRP is a Scorpio Pool and is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in the Scorpio LR1 Pool, or SLR1P. SLR1P is a Scorpio Pool and is operated by SCM. SLR1P and SCM are related parties to the Company.
(4)	This vessel operates in, or is expected to operate in, the Scorpio LR2 Pool, or SLR2P. SLR2P is a Scorpio Pool and is operated by SCM. SLR2P and SCM are related parties to the Company.
(5)	The Company has entered into an agreement to sell this vessel, which is expected to close before the end of the third quarter of 2022.

Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and the amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividends paid during 2021 and 2022 were as follows:

Date paid	Dividends per common share
March 2021	$0.10
June 2021	$0.10
September 2021	$0.10
December 2021	$0.10
March 2022	$0.10

On April 27, 2022, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per common share, payable on or about June 15, 2022 to all shareholders of record as of May 20, 2022 (the record date). As of April 27, 2022, there were 59,401,013 common shares of the Company outstanding.
$250 Million Securities Repurchase Program
In September 2020, the Company's Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its Senior Notes due 2025 (NYSE: SBBA), which were originally issued in May 2020, Convertible Notes due 2022, which were issued in May and July 2018, and Convertible Notes due 2025, which were issued in March and June 2021. No securities have been repurchased under the new program since its inception through the date of this press release.
COVID-19
Since the beginning of calendar year 2020, the outbreak of the COVID-19 virus has resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets, the effects of which continued throughout 2021. While the easing of restrictive measures that were put in place to combat the spread of the virus, and the successful roll-out of vaccines in certain countries served as a catalyst for an economic recovery in many countries throughout the world, the Company expects that the COVID-19 virus will continue to cause volatility in the commodities markets. In particular, the spread of more contagious and vaccine resistant variants, along with the continued implementation of restrictive measures by governments in certain parts of the world, have hampered a full re-opening of the global economy, thus preventing demand for refined petroleum products from reaching pre-pandemic levels. The scale and duration of these circumstances is unknowable but could continue to have a material impact on the Company's earnings, cash flow and financial condition. An estimate of the impact on the Company's results of operations, financial condition, and future performance cannot be made at this time.
Conflict in Ukraine
The recent military conflict in Ukraine has had a significant direct and indirect impact on the trade of refined petroleum products. This conflict has resulted in the United States, United Kingdom, and the European Union, among other countries, implementing sanctions and executive orders against citizens, entities, and activities connected to Russia. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil from Russia to the United States or the United Kingdom. The Company cannot foresee what other sanctions or executive orders may arise that affect the trade of petroleum products. Furthermore, the conflict and ensuing international response has disrupted the supply of Russian oil to the global market, and as a result, the price of oil and petroleum products has experienced significant volatility. The Company cannot predict what effect the higher price of oil and petroleum products will have on demand, and it is possible that the current conflict in Ukraine could adversely affect the Company's financial condition, results of operations, and future performance.

About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns, lease finances or bareboat charters-in 121 product tankers (42 LR2 tankers, four LR1 tankers, 61 MR tankers and 14 Handymax tankers) with an average age of 6.3 years. The Company has recently agreed to sell four LR1 tankers, three LR2 tankers and one MR tanker. These sales are expected to close before the end of the third quarter of 2022. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes time charter equivalent revenue, or TCE revenue, adjusted net income or loss, and adjusted EBITDA, which are not measures prepared in accordance with IFRS ("Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors and other users of our financial statements, such as our lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.
The Company believes that the presentation of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful to investors or other users of our financial statements, such as our lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.
TCE revenue, on a historical basis, is reconciled above in the section entitled "Explanation of Variances on the First Quarter of 2022 Financial Results Compared to the First Quarter of 2021". The Company has not provided a reconciliation of forward-looking TCE revenue because the most directly comparable IFRS measure on a forward-looking basis is not available to the Company without unreasonable effort.
Reconciliation of Net Loss to Adjusted Net Loss

	For the three months ended March 31, 2022
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(84,448)	$(1.52)	$(1.52)
Adjustments:
Loss on sales of vessels	67,738	$1.22	$1.22
Write-offs of deferred financing fees and debt extinguishment costs	1,855	0.03	0.03
Adjusted net loss	$(14,855)	$(0.27)	$(0.27)

	For the three months ended March 31, 2021
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net loss	$(62,394)	$(1.15)		$(1.15)
Adjustment:
Loss on Convertible Notes exchange	3,856	0.07		0.07
Write-off of deferred financing fees	1,275	0.02		0.02
Adjusted net loss	$(57,263)	$(1.05)	(1)	$(1.05)	(1)

(1) Summation difference due to rounding.

Reconciliation of Net Loss to Adjusted EBITDA

	For the three months ended March 31,
In thousands of U.S. dollars	2022	2021
Net Loss	$(84,448)	$(62,394)
Financial expenses	38,001	34,067
Financial income	(188)	(225)
Depreciation - owned or finance leased vessels	44,108	48,784
Depreciation - right of use assets	9,720	11,841
Amortization of restricted stock	4,494	6,192
Loss on Convertible Notes exchange	—	3,856
Loss on sales of vessels	67,738	—
Adjusted EBITDA	$79,425	$42,121

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616